UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014
Commission File Number 000-26495

CYREN Ltd.
(Translation of Registrant’s name into English)

1 Sapir Road, 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya 46140, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

On July 24, 2014, CYREN Ltd. (the “Company”) entered into a Placement Agency Agreement ( the “Placement Agency Agreement”) with William Blair & Company, L.L.C. as the sole placement agent (the “Placement Agent”), in connection with the proposed sale to certain institutional investors (the “Direct Registered Offering”) of 4,771,796 ordinary shares, nominal value NIS 0.15 per share (the “Shares”), and warrants (the “Warrants”) to purchase an aggregate of 1,670,128 ordinary shares (the “Warrant Shares”, and collectively with the Shares and the Warrants, the “Securities”).  The Shares and Warrants will be sold together in the Direct Registered Offering in combinations consisting of (i) one ordinary share and (i) one warrant to purchase 0.35 of an ordinary share, at an offering price per fixed combination of $2.41.  Each Warrant will have an exercise price of $3.08 per share and will be exercisable following the six-month anniversary of the date of its issuance.  The sale of the Securities will be made pursuant to the Subscription Agreements dated July 24, 2014 (collectively, the “Subscription Agreements”) entered into between the Company and the investors party thereto.

The Direct Registered Offering is being made pursuant to a prospectus filed with the Company’s existing shelf registration statement on Form F-3 (File No. 333-193471), which was declared effective by the Securities and Exchange Commission (the “Commission”) on July 3, 2014, and the prospectus supplement dated July 24, 2014. The Company expects to close the Direct Registered Offering on or about July 30, 2014.  The net proceeds to the Company, before deducting placement agent fees and offering expenses (but excluding any proceeds to be received upon exercise of the warrants), will be approximately $11.5 million.

The Placement Agency Agreement contains customary representations, warranties and agreements by the Company, and customary conditions to closing, indemnification obligations of the Company and the Placement Agent, including liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. The foregoing description of the Placement Agency Agreement Agreement is qualified in its entirety by reference to the complete copy of the agreement attached as Exhibit 10.1 to this Report on Form 6-K, which is incorporated by reference herein.

The Subscription Agreements contain customary representations warranties and agreements by the Company and the investor signatories thereto. The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the complete copy of the form of Subscription Agreement filed as Exhibit 10.2 to this Report on Form 6-K, which is incorporated by reference herein.

The foregoing description of the Warrants is qualified in its entirety by reference to the complete copy of the form of Warrant filed as Exhibit 4.1 to this Report on Form 6-K, which is incorporated by reference herein.

A copy of the legal opinion and consent of Yigal Arnon & Co. relating to the validity of the Shares and the Warrant Shares to be sold in the offering is attached as Exhibit 5.1 to this Report on Form 6-K.  A copy of the legal opinion and consent of Wilmer Cutler Pickering Hale and Dorr LLP relating to the validity of the Warrants to be sold in the offering is attached as Exhibit 5.2 to this Report on Form 6-K.

This Report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYREN Ltd. (Registrant)

Date: July 30, 2014	By:	/s/ Lior Samuelson
Name: Lior Samuelson
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant for Ordinary Shares of CYREN, Ltd.
5.1	Opinion of Yigal Arnon & Co., Israeli Counsel to CYREN Ltd.
5.2	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP, U.S. Counsel to CYREN Ltd.
10.1	Placement Agency Agreement, dated July 24, 2014, entered into by and between CYREN Ltd. and William Blair & Company, L.L.C.
10.2	Form of Subscription Agreement entered into by and between CYREN Ltd. and each Investor party thereto
23.1	Consent of Yigal Arnon & Co., (included in Exhibit 5.1)
23.2	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.2)